Nectar of the Gods Corporation
dba Black Heath Meadery
Reg CF offering, officer's financial certification

I, William Cavender, certify that:

(1) the financial statements of Nectar of the Gods Corporation dba Black Heath Meadery included in this Form C filing and related offering materials are true and complete in all material respects; and

(2) the tax return information of Nectar of the Gods Corporation dba Black Heath Meadery included in this Form reflects accurately the information reported on the tax return for the company filed for the fiscal year ended December 31, 2021

William Cavender
Title: Chief Executive Officer

Nectar of the Gods Corporation

Profit and Loss
January - December 2020

	TOTAL
Income	
Sales	
Clothing	2,498.00
Food	3,947.64
Glassware	520.02
Honey	1,735.52
Mead	136,118.79
Merchandise	906.00
Other	21,392.75
Wholesale - VWDC	20,255.48
Total Sales	**187,374.20**
Sales Discounts	-2,402.88
Shipping and Delivery Income	179.36
Tips Collected	23,769.48
Uncategorized Income	51.60
Total Income	**$208,971.76**
Cost of Goods Sold	
Freight and Shipping Costs	105.29
Merchant Account Fees - pre 2021	3,574.07
Purchases	35,864.57
Supplies - Bottling/Canning	5,178.80
Total Purchases	**41,043.37**
Total Cost of Goods Sold	**$44,722.73**
GROSS PROFIT	**$164,249.03**
Expenses	
401k Admin Fees	1,560.00
Advertising and Promotion	9,975.48
Amortization	2,691.00
Automobile Expense	1,332.77
Bank Service Charges	53.62
Beekeeping Supplies and Maintenance	11,256.45
Blueprint Drawings	450.00
Casual Labor	1,494.38
Commissions	419.91
Computer and Internet Expenses	218.96
Depreciation Expense	8,152.00
Dues and Subscriptions	449.00
Equipment Rental	3,032.58
Insurance Expense	9,108.96
General Liability Insurance	272.00
Total Insurance Expense	**9,380.96**

Nectar of the Gods Corporation

Profit and Loss
January - December 2020

	TOTAL
Interest Expense	121.38
Licenses & Permits	110.00
Loan Closing Costs	2,015.00
Meadery Supplies	13,384.04
Meals/Entertainment	8,230.16
Merchant Fees	2,506.71
Miscellaneous Expense	1,296.16
Office Supplies	1,832.56
Payroll Expenses	
Officer Compensation	30,854.58
Payroll Fees	1,360.01
Payroll Taxes	8,522.80
Wages	75,702.13
Total Payroll Expenses	**116,439.52**
Postage and Delivery	3,381.51
Professional Fees	5,345.09
Purchases-1	1,267.53
Registration Fees	55.00
Rent Expense	48,581.15
Repairs and Maintenance	8,075.19
Research & Development	928.24
Security Expense	468.70
Taxes	
ABC	35.00
Corporate Taxes	100.00
Excise Taxes - VA	1,674.40
Total Taxes	**1,809.40**
Telephone Expense	2,383.81
Travel Expense	1,201.76
Utilities	13,015.80
Total Expenses	**$282,915.82**
NET OPERATING INCOME	**$ -118,666.79**
Other Income	
Other Income	5,000.00
Total Other Income	**$5,000.00**
Other Expenses	
Ask My Accountant	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$5,000.00**
NET INCOME	**$ -113,666.79**

Nectar of the Gods Corporation

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	1,211.10
Checking at Village Bank	15,572.28
Savings at Village Bank	0.00
SBA Account (PPP)	208.03
Square Clearing	99.06
Stripe Clearing	0.00
Total Bank Accounts	**$17,090.47**
Other Current Assets	
Inventory	0.00
Finished Goods	3,409.73
Inventory in Process	3,585.00
Raw Materials	3,780.00
Retail Merchandise	2,099.00
Total Inventory	**12,873.73**
Total Other Current Assets	**$12,873.73**
Total Current Assets	**$29,964.20**
Fixed Assets	
Accumulated Depreciation	-65,590.00
Bee Hives	21,876.77
Computers	492.53
Equipment	32,623.86
Furniture and Equipment	1,391.87
Leasehold Improvements	67,205.78
Sign	1,200.00
Work in Progress	0.00
Total Fixed Assets	**$59,200.81**
Other Assets	
Accumulated Amortization	-19,246.00
Development Fees	2,500.00
Loan Costs	4,778.00
Loan Shareholder	-107,265.08
Organizational Costs	37,902.58
Security Deposit - Rent	1,554.40
Total Other Assets	**$ -79,776.10**
TOTAL ASSETS	**$9,388.91**

Nectar of the Gods Corporation

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Employees	0.00
Gift Cards	4,879.46
Indiegogo Crowdfunding	3,303.60
Loans Payable - Misc	0.00
Payroll Liabilities	5,008.14
RIC- Meals Tax Payable	2,621.56
Sales Tax Payable	-2,970.97
Square Capital Liability	14,358.25
Total Other Current Liabilities	**$27,200.04**
Total Current Liabilities	**$27,200.04**
Long-Term Liabilities	
Loan Payable - Bill Cavender	0.00
Loan Payable - Jayne Heffner	0.00
Loan Payable - John Tucker	3,450.00
Loan Payable - Kovach	5,000.00
Loan Payable - Rozman	15,180.00
SBA Loan - Celtic Bank	13,382.61
PPP Loan	71,772.00
Total SBA Loan - Celtic Bank	**85,154.61**
Total Long-Term Liabilities	**$108,784.61**
Total Liabilities	**$135,984.65**
Equity	
Capital Stock - Nectar 401k	55,000.00
March Helms Investment	10,000.00
Retained Earnings	-77,928.95
Shareholder Contributions	0.00
Shareholder Distributions	0.00
Shareholder Dividends	0.00
TD Ameritrade Investment	0.00
Net Income	-113,666.79
Total Equity	**$ -126,595.74**
TOTAL LIABILITIES AND EQUITY	**$9,388.91**

Nectar of the Gods Corporation

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	
Food	2,178.00
Honey	2,488.41
Mead	210,856.45
Merchandise	5,745.50
Other	433.00
Sales - Stripe Event	2,421.51
Vino Shipper	14,046.20
Wholesale - VWDC	50,165.24
Total Sales	**288,334.31**
Sales Discounts	-3,409.07
Tips Collected	2,156.09
Total Income	**$287,081.33**
Cost of Goods Sold	
Cost of Goods Sold	
Ingredients	50,619.59
Inventory Adjustment	-55,549.27
Total Cost of Goods Sold	**-4,929.68**
Merchandise for resale	5,833.25
Purchases	3,308.10
Supplies - Bottling/Canning	21,197.79
Total Purchases	**24,505.89**
Total Cost of Goods Sold	**$25,409.46**
GROSS PROFIT	**$261,671.87**
Expenses	
401k Admin Fees	1,560.00
Advertising and Promotion	2,850.78
Amortization	2,691.00
Automobile Expense	2,202.02
Bank Service Charges	111.00
Beekeeping Supplies and Maintenance	79.40
Casual Labor	864.00
Charitable Contributions	2,200.00
Cleaning	661.00
Computer and Internet Expenses	644.75
Depreciation Expense	16,778.00
Dues and Subscriptions	1,266.42
Equipment (Small)	1,829.93

Doc ID: 5f0336724630348377ac3b004b1792687fc679a1

Nectar of the Gods Corporation

Profit and Loss
January - December 2021

	TOTAL
Equipment Rental	6,237.56
Insurance Expense	8,401.89
Licenses & Permits	904.75
Live Entertainment	11,550.00
Loan Closing Costs	4,390.00
Marketing	2,606.34
Meadery - Decor	1,451.70
Meadery Supplies	8,215.19
Meals	3,005.68
Merchant Fees	7,841.43
Miscellaneous Expense	77.32
Office Supplies	487.89
Payroll Expenses	
Officer Compensation	39,324.80
Payroll Fees	1,555.00
Payroll Taxes	10,957.75
Tips Paid Out	-33,403.63
Wages	97,171.49
Total Payroll Expenses	**115,605.41**
Postage and Delivery	8.10
Professional Fees	4,997.50
Registration Fees	1,790.00
Rent Expense	48,782.50
Repairs and Maintenance	2,934.58
Research & Development	1,992.70
Security Expense	459.55
Shipping Expense and Supplies	956.03
Taxes	
Excise Taxes - Federal	99.16
Excise Taxes - VA	2,123.60
Total Taxes	**2,222.76**
Telephone Expense	2,226.84
Travel Expense	5,263.49
Utilities	10,561.16
Total Expenses	**$286,708.67**
NET OPERATING INCOME	**$ -25,036.80**
Other Income	
Other Income	45,973.10
Total Other Income	**$45,973.10**

Nectar of the Gods Corporation

Profit and Loss
January - December 2021

	TOTAL
Other Expenses	
Medical Expense	3,176.69
Total Other Expenses	**$3,176.69**
NET OTHER INCOME	**$42,796.41**
NET INCOME	**$17,759.61**

Doc ID: 5f0336724630348377ac3b004b1792687fc679a1

Nectar of the Gods Corporation

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash	901.10
Checking at Village Bank	9,222.42
Savings at Village Bank	0.00
SBA Account (PPP)	88,961.62
Square Clearing	0.00
Stripe Clearing	0.00
Total Bank Accounts	**$99,085.14**
Other Current Assets	
Employee Cash Advances	0.00
Inventory	0.00
Finished Goods	49,702.00
Inventory in Process	0.00
Raw Materials	17,840.00
Retail Merchandise	881.00
Total Inventory	**68,423.00**
Total Other Current Assets	**$68,423.00**
Total Current Assets	**$167,508.14**

Doc ID: 5f0336724630348377ac3b004b1792687fc679a1

Nectar of the Gods Corporation

Balance Sheet
As of December 31, 2021

	TOTAL
Fixed Assets	
Accumulated Depreciation	-82,368.00
Bee Hives	7,745.77
Computers	3,129.47
Equipment	36,502.79
Furniture and Equipment	2,932.63
Leasehold Improvements	67,585.78
Sign	1,200.00
Work in Progress	0.00
Total Fixed Assets	**$36,728.44**
Other Assets	
Accumulated Amortization	-21,937.00
Development Fees	2,500.00
Hive Litigation Receivable	14,500.00
Loan Costs	4,778.00
Loan Shareholder	-107,265.08
Organizational Costs	37,902.58
Security Deposit - Rent	1,554.40
Utility Bond	100.00
Total Other Assets	**$ -67,867.10**
TOTAL ASSETS	**$136,369.48**

Nectar of the Gods Corporation

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Employees	0.00
Gift Cards	2,429.39
Indiegogo Crowdfunding	0.00
Loans Payable - Misc	0.00
Payroll Liabilities	0.00
Rental Deposit	750.00
RIC- Meals Tax Payable	0.00
Sales Tax Payable	1,335.02
Square Capital Liability	6,940.22
Total Other Current Liabilities	**$11,454.63**
Total Current Liabilities	**$11,454.63**
Long-Term Liabilities	
Loan Payable - Bill Cavender	0.00
Loan Payable - Jayne Heffner	0.00
Loan Payable - John Tucker	3,450.00
Loan Payable - Kovach	5,000.00
Loan Payable - Rozman	15,180.00
SBA Loan - Celtic Bank	10,120.98
EDIL Loan	200,000.00
PPP Loan	0.00
Total SBA Loan - Celtic Bank	**210,120.98**
Total Long-Term Liabilities	**$233,750.98**
Total Liabilities	**$245,205.61**
Equity	
Capital Stock - Nectar 401k	55,000.00
March Helms Investment	10,000.00
Retained Earnings	-191,595.74
Shareholder Contributions	0.00
Shareholder Distributions	0.00
Shareholder Dividends	0.00
TD Ameritrade Investment	0.00
Net Income	17,759.61
Total Equity	**$ -108,836.13**
TOTAL LIABILITIES AND EQUITY	**$136,369.48**









Title	Fundraising - financial certification by Bill
File name	Financial Stateme...otG 01 2023 2.pdf
Document ID	5f0336724630348377ac3b004b1792687fc679a1
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**01 / 06 / 2023** 20:19:00 UTC	Sent for signature to William Cavender (blackheathmeadery@gmail.com) from chris@threshold.cc IP: 108.4.99.76
VIEWED	**01 / 07 / 2023** 13:53:40 UTC	Viewed by William Cavender (blackheathmeadery@gmail.com) IP: 174.198.193.163
SIGNED	**01 / 07 / 2023** 13:54:16 UTC	Signed by William Cavender (blackheathmeadery@gmail.com) IP: 174.198.193.163
COMPLETED	**01 / 07 / 2023** 13:54:16 UTC	The document has been completed.